Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2017

OTTAWA, CANADA, March 1, 2018 – Telesat Canada (“Telesat”) today announced its consolidated financial results for the three month and one year periods ended December 31, 2017. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended December 31, 2017, Telesat reported revenues of $252 million, an increase of approximately 5% ($12 million) compared to the same period in 2016. The U.S. dollar was approximately 4% weaker on average against the Canadian dollar than it was during the fourth quarter of 2016. After adjusting for the impact of changes in foreign exchange rates, revenue increased by 7% ($18 million) compared to the same period in 2016. The growth in revenue was primarily driven by short-term services provided to other satellite operators.

Operating expenses of $47 million for the quarter were slightly ($1 million) higher than the same period in 2016. After adjusting for the impact of changes in foreign exchange rates, expenses were $2 million higher.

Adjusted EBITDA1 for the quarter was $207 million, an increase of 7% ($13 million) compared to the same period in 2016. After adjusting for the impact of changes in foreign exchange rates, Adjusted EBITDA1 was 9% ($18 million) higher. The Adjusted EBITDA margin1 was 82.0% in the fourth quarter of 2017, an increase from 81.0% during the same period in 2016.

Telesat’s net income for the quarter was $72 million compared to a loss of $21 million for the quarter ended December 31, 2016. The variation was primarily due to lower foreign exchange losses in 2017 compared to 2016, and a loss on refinancing in 2016.

For the year ended December 31, 2017, revenue was $927 million or $3 million lower compared to the same period in 2016. During 2017, the U.S. dollar was approximately 2% weaker on average than it was during 2016. After adjusting for the impact of changes in foreign exchange rates, revenues increased by $2 million compared to 2016.

Operating expenses were $188 million, 7% ($13 million) higher than the prior year or 8% ($14 million) higher after adjusting for the impact of changes in foreign exchange rates. The increase in operating expenses was primarily due to an increase in compensation and employee benefits expense arising from special payments made to stock option holders in connection with a return of capital of US$387 million to Telesat’s shareholders in the first quarter of 2017.

Adjusted EBITDA1 for the year ended December 31, 2017 was $757 million, or 1% ($5 million) lower compared to 2016 and slightly ($1 million) lower after adjusting for the impact of changes in foreign exchange rates. The Adjusted EBITDA margin1 for the year ended December 31, 2017, was 81.6% compared to 81.9% in 2016.

For the year ended December 31, 2017, net income was $505 million, compared to net income of $293 million in 2016. The variation was principally the result of a larger gain on foreign exchange, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, a larger gain on the fair value of financial instruments in 2017 and a loss on refinancing in 2016.

“I am pleased with our performance last quarter and over the past year, particularly given the challenging conditions that continue to prevail in many of the markets we serve,” commented Dan Goldberg, Telesat’s President and CEO. “Our solid results highlight the strength of our business, which is underpinned by our industry leading contractual backlog to revenue ratio, as well our strong operating discipline, which is reflected in part in our favorable Adjusted EBITDA margin1 and improving capacity utilization. We also took significant steps in 2017 to best position Telesat for the years ahead, including progressing the construction of our planned Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, which we anticipate will launch mid-2018. In addition, earlier this year we successfully launched our first Low Earth Orbit (LEO) satellite to support the development of our state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide. Looking ahead, we remain focused on increasing the utilization of our in-orbit satellites and executing on our key growth initiatives.”

Business Highlights

●	At December 31, 2017:

o	Telesat had contracted backlog[2] for future services of approximately $3.8 billion.

o	Fleet utilization was 95% for Telesat’s North American fleet and 71% for Telesat’s international fleet.

●	In April 2017, Telesat announced that Erwin Hudson, one of the industry’s most accomplished executives in the field of satellite-enabled broadband networks, joined the company as Vice President, Telesat LEO.

●	In September 2017, Telesat announced that Bell Canada signed a 15-year contract for substantially all of the HTS spot beam capacity over northern Canada on Telesat’s new Telstar 19 VANTAGE satellite. Bell Canada subsidiary Northwestel will use the capacity to dramatically enhance broadband connectivity for communities in Nunavut, Canada’s northernmost territory.

●	In November 2017, the U.S. Federal Communications Commission (FCC) granted Telesat’s petition to access the U.S. market using Telesat’s planned global LEO satellite constellation.

●	In January 2018, Telesat announced the successful launch of its first LEO satellite, an important milestone in the company’s plans to deploy a global LEO constellation that will revolutionize broadband communications services around the world. Telesat’s LEO constellation will deliver high-performing, cost-effective, fiber-like broadband anywhere in the world for business, government and individual users.

Conference Call

Telesat has scheduled a conference call on Thursday, March 1, 2018, at 10:30 a.m. ET to discuss its financial results for the three month and one-year periods ended December 31, 2017, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 377-0758. Callers outside of North America should dial +1 (416) 340-2218. The conference reference number is 4281477. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 1, 2018, until 11:59 p.m. ET on March 15, 2018. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 3685094 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “anticipate” “planned”, “improving”, “position” and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the company’s state-of-the-art fleet consists of 15 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned global LEO satellite constellation that will offer low latency, high throughput broadband services. An additional two GEO satellites are under construction with launches planned for mid-2018. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Statements of Income

For the periods ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2017	2016	2017	2016
Revenue	$252,404	$240,063	$927,407	$930,854
Operating expenses	(46,865)	(46,175)	(187,687)	(174,923)
	205,539	193,888	739,720	755,931
Depreciation	(54,109)	(56,102)	(221,058)	(224,773)
Amortization	(6,580)	(6,967)	(26,330)	(27,690)
Other operating gains (losses), net	6,190	(12)	5,902	(2,565)
Operating income	151,040	130,807	498,234	500,903
Interest expense	(51,483)	(55,461)	(200,144)	(198,815)
Loss on refinancing	—	(31,850)	—	(31,850)
Interest and other income	2,550	1,716	3,004	6,078
Gain on changes in fair value of financial instruments	21,376	27,952	60,306	7,877
(Loss) gain on foreign exchange	(27,332)	(68,823)	223,898	92,613
Income before tax	96,151	4,341	585,298	376,806
Tax expense	(23,746)	(25,322)	(80,245)	(83,906)
Net income (loss)	$72,405	$(20,981)	$505,053	$292,900

Telesat Canada
(Formerly Telesat Holdings Inc.)
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$479,045	$782,406
Trade and other receivables	64,986	55,639
Other current financial assets	2,437	2,548
Prepaid expenses and other current assets	8,503	61,107
Total current assets	554,971	901,700
Satellites, property and other equipment	1,791,847	1,915,411
Deferred tax assets	4,617	2,844
Other long-term financial assets	83,531	35,687
Other long-term assets	3,056	3,815
Intangible assets	812,995	832,512
Goodwill	2,446,603	2,446,603
Total assets	$5,697,620	$6,138,572

Liabilities
Trade and other payables	$37,919	$44,107
Other current financial liabilities	26,355	58,992
Other current liabilities	77,324	80,448
Current indebtedness	14,486	21,931
Total current liabilities	156,084	205,478
Long-term indebtedness	3,528,891	3,829,707
Deferred tax liabilities	445,114	471,233
Other long-term financial liabilities	58,831	81,252
Other long-term liabilities	365,879	356,861
Total liabilities	4,554,799	4,944,531

Shareholders’ Equity
Share capital	152,682	658,735
Accumulated earnings	968,408	467,863
Reserves	21,731	67,443
Total shareholders’ equity	1,142,821	1,194,041
Total liabilities and shareholders’ equity	$5,697,620	$6,138,572

Telesat Canada

(Formerly Telesat Holdings Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2017	2016
Cash flows from operating activities
Net income	$505,053	$292,900
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	221,058	224,773
Amortization	26,330	27,690
Tax expense	80,245	83,906
Interest expense	200,144	198,815
Interest income	(6,024)	(6,700)
Gain on foreign exchange	(223,898)	(92,613)
Gain on changes in fair value of financial instruments	(60,306)	(7,877)
Share-based compensation	2,856	5,770
Loss on disposal of assets	269	2,565
Loss on refinancing	—	31,850
Other	(49.040)	(36,966)
Income taxes paid, net of income taxes received	(62,991)	(120,472)
Interest paid, net of capitalized interest and interest received	(195,248)	(152,261)
Repurchase of stock options	—	(24,658)
Operating assets and liabilities	48,252	100,637
Net cash from operating activities	486,700	527,359
Cash flows used in investing activities
Satellite programs, including capitalized interest	(135,986)	(236,834)
Purchase of property and other equipment	(10,616)	(6,977)
Purchase of intangible assets	(18,011)	(42,285)
Net cash used in investing activities	(164,613)	(286,096)
Cash flows used in financing activities
Repayment of indebtedness	(31,620)	(4,008,356)
Proceeds from indebtedness	—	3,935,576
Payment of debt issue costs	(42,867)	(58,141)
Return of capital to shareholders	(506,135)	—
Capital lease payments	(30)	(30)
Satellite performance incentive payments	(8,436)	(8,934)
Settlement of derivatives	207	130
Proceeds from exercise of stock options	77	—
Dividends paid on preferred shares	(10)	(10)
Net cash used in financing activities	(588,814)	(139,765)

Effect of changes in exchange rates on cash and cash equivalents	(36,634)	(9,818)

(Decrease) increase in cash and cash equivalents	(303,361)	91,680
Cash and cash equivalents, beginning of year	782,406	690,726
Cash and cash equivalents, end of year	$479,045	$782,406

Telesat’s Adjusted EBITDA margin(1)

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2017	2016	2017	2016
Net income (loss)	$72,405	$(20,981)	$505,053	$292,900
Tax expense	23,746	25,322	80,245	83,906
Gain on changes in fair value of financial instruments	(21,376)	(27,952)	(60,306)	(7,877)
Loss (gain) on foreign exchange	27,332	68,823	(223,898)	(92,613)
Interest and other income	(2,550)	(1,716)	(3,004)	(6,078)
Interest expense	51,483	55,461	200,144	198,815
Loss on refinancing	—	31,850	—	31,850
Depreciation	54,109	56,102	221,058	224,773
Amortization	6,580	6,967	26,330	27,690
Other operating (gains) losses, net	(6,190)	12	(5,902)	2,565
Non-recurring compensation expenses(3)	1,110	(421)	14,547	899
Non-cash expense related to share-based compensation	382	889	2,856	5,770
Adjusted EBITDA	$207,031	$194,356	$757,123	$762,600

Revenue	$252,404	$240,063	$927,407	$930,854
Adjusted EBITDA Margin	82.0%	81.0%	81.6%	81.9%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2        Contracted revenue backlog (‘‘backlog’’) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. Telesat’s contracted backlog is based upon our revenue recognition policies as of December 31, 2017 and does not take into account changes, if any, that may be required upon adoption of IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. Telesat believes the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of its expected known revenue recognition.

3        Includes severance payments and special compensation and benefits for executives and employees.